SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Sunburst Hospitality Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   866948-10-2
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                                 (CUSIP Number)

                       Stewart Bainum, Jr. (240) 453-8550
               7361 Calhoun Place, Suite 300, Rockville, MD 20855
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 20, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 866948-10-2             13D                       PAGE 2 OF 8 PAGES


1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Stewart Bainum                     Jane Bainum
                  S.S.#: ###-##-####                 S.S.#: ###-##-####

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)

         00
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7             SOLE VOTING POWER
              2,367,383
              --------------------------------------------------------------
8             SHARED VOTING POWER
              1,212,724
              --------------------------------------------------------------
9             SOLE DISPOSITIVE POWER
              2,367,383
              --------------------------------------------------------------
10            SHARED DISPOSITIVE POWER
              1,212,724

--------- ------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,580,107

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
                                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%*
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14       TYPE OF REPORTING PERSON (See Instructions
         IN
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*For purposes of calculating this percentage, shares outstanding include shares deemed beneficially owned by virtue of holding options which are currently exercisable or which become exercisable within sixty days.


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CUSIP NO. 866948-10-2             13D                       PAGE 2 OF 8 PAGES


     The information contained in this Amendment No. 2 supplements and amends the information contained in Schedule 13D filed by the Reporting Person relating to the common stock, par value $0.01 per share (the "Common Stock") of Sunburst Hospitality Corporation, a Delaware corporation (the "Issuer"), as heretofore amended.

     On September 20, 2000, the Issuer issued a press release (the "Press Release") announcing that it had entered into a Recapitalization Agreement dated as of September 20, 2000 (the "Recapitalization Agreement") with Nova Finance Company LLC, a Delaware limited liability company ("Nova"), pursuant to which Nova will be merged with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), all membership interests of Nova issued and outstanding prior to the Effective Time shall be converted into Common Stock of the Issuer as the surviving corporation. Stewart Bainum, Jr. is the sole member of Nova. The Recapitalization Agreement further provides that each share of the Common Stock held by the shareholders of the Issuer prior to the Effective Time (other than shares of Common Stock held by Realty Investment Company, Inc., the Stewart Bainum Declaration of Trust dated May 23, 1995, the Jane L. Bainum Declaration of Trust dated May 23, 1995, the Barbara J. Bainum Declaration of Trust dated December 20, 1996, the Stewart W. Bainum, Jr. Declaration of Trust dated March 13, 1996, the Bruce Bainum Declaration of Trust dated March 13, 1997, the Roberta Bainum Irrevocable Grantor Trust, Mid Pines Associates Limited Partnership, Cambridge Investment Company, LLC, Stewart Bainum, Stewart W. Bainum, Jr., Barbara J. Bainum, Bruce Bainum, James A. MacCutcheon, Kevin P. Hanley, Pamela M. Williams, Charles Warczak and Gregory Miller (the "Continuing Shareholders")) will be converted at the Effective Time into a cash payment of $7.375 per share of Common Stock.

     The transactions contemplated by the Recapitalization Agreement are subject to certain conditions.

     In connection with the transactions contemplated under the Recapitalization Agreement, the Continuing Stockholders have entered into an Exchange and Voting Agreement dated as of September 18, 2000 (the "Exchange and Voting Agreement"). Pursuant to the Exchange and Voting Agreement, the Continuing Stockholders have agreed to vote in favor of the Recapitalization Agreement and the transactions contemplated thereunder. The Exchange and Voting Agreement further provides that certain shares of Common Stock held by the Continuing Shareholders shall be exchanged for Preferred Stock of the Issuer prior to the Merger. This Preferred Stock will be converted into Common Stock of the Issuer as the surviving corporation in the Merger. As a result of the transactions contemplated under the Recapitalization Agreement and the Exchange and Voting Agreement, the Continuing Stockholders will own the entire equity interest in the Issuer, as the surviving corporation after the consummation of the transactions contemplated thereunder.

     Each of the foregoing descriptions of the Recapitalization Agreement, the Exchange and Voting Agreement and the Press Release is qualified in its entirety by reference to the Recapitalizaiton Agreement, a copy of which is attached hereto as Exhibit 99.a and is incorporated herein by reference, to the Exchange and Voting Agreement, a copy of which is attached hereto as Exhibit 99.b and is incorporated herein by reference, and to the Press Re-


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CUSIP NO. 866948-10-2             13D                       PAGE 4 OF 8 PAGES


lease, a copy of which is attached hereto as Exhibit 99.c and is incorporated herein by reference.





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CUSIP NO. 866948-10-2             13D                       PAGE 5 OF 8 PAGES


Item 1.  Security and Issuer.

          (a)  Name of Issuer:

               Sunburst Hospitality Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               10770 Columbia Pike
               Silver Spring, MD  20901

          (c)  Title and Class of Securities:

               Common Stock

Item 2.  Identity and Background.

          (a)  Name:

               Stewart Bainum
               Jane Bainum

          (b)  Business Address:

               10770 Columbia Pike, Suite 100
               Silver Spring, MD 20901

          (c)  Present Principal Employment:

               Stewart Bainum is the President of Realty Investment
               Company, Inc.
               10770 Columbia Pike, Suite 100
               Silver Spring, MD 20901

          (d)  Record of Convictions:

               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  Record of Civil Proceedings:

               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:


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CUSIP NO. 866948-10-2             13D                       PAGE 6 OF 8 PAGES

               Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person utilized no funds in the transactions triggering the filing of this amendment.

Item 4.  Purpose of the Transaction.

     Pursuant to the Recapitalization Agreement, all the membership interests of Nova shall be converted in the Merger into Common Stock of the Issuer as the surviving corporation. Pursuant to the Exchange and Voting Agreement, the Reporting Person will exchange its Common Stock for Preferred Stock of the Issuer prior to the Merger. This Preferred Stock will be converted in the Merger into Common Stock of the Issuer as the surviving Corporation. As a result of the transactions contemplated under the Recapitalization Agreement and the Exchange and Voting Agreement, the Reporting Person and other Continuing Shareholders will acquire control of the Issuer and the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and to be delisted from the New York Stock Exchange.

Item 5.  Interest in Securities of Issuer.

     (a) Amount and Percentage Beneficially Owned:

     Prior to the transactions contemplated by the Recapitalization Agreement and the Exchange and Voting Agreement, as of the close of business on September 19, 2000, the Reporting Person beneficially owned 3,580,107 shares of Common Stock, including: (i) 512 shares owned directly by Stewart Bainum, (ii) 2,011,636 shares owned directly by the Stewart Bainum Declaration of Trust ("SB Trust"), the sole trustee and beneficiary of which is Stewart Bainum, (iii) 1,189,289 shares held directly by Realty Investment Company, Inc., a real estate management and investment company in which the SB Trust and the JB Trust (defined below) have shared voting authority and Stewart Bainum is the President and chairman of the board, (iv) 85,000 shares owned by Cambridge Investment Company, LLC, in which Stewart Bainum is the managing member with sole authority to vote the shares, (v) 23,435 shares held by the Commonweal Foundation of which Stewart Bainum is chairman of the board of directors and has shared voting authority, (vi) 266,237 shares held by the Jane L. Bainum Declaration of Trust (the "JB Trust"), the sole trustee and beneficiary of which is Jane Bainum,
(vii) 3200 shares of restricted stock granted under the Non-Employee Director Stock Compensation Plan to Stewart Bainum, which are not vested but which he has the right to vote, and (viii) 798 shares which Stewart Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Record Date.

     To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding as of the close of business on September 19, 2000, the Reporting Person would be deemed to be the beneficial owner of 22.6% percent of the shares of Common Stock. For purposes of calculating this percentage, shares outstanding include shares deemed beneficially owned by the Reporting Person by virtue of holding options

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CUSIP NO. 866948-10-2             13D                       PAGE 7 OF 8 PAGES

which are exercisable as of September 19, 2000 or which become exercisable within sixty days.

     Pursuant to the Recapitalization Agreement and the Exchange and Voting Agreement, the Reporting Person, as a Continuing Shareholder, will continue to hold a portion of its equity in the Issuer following the Merger.

     (b) Number of shares as to which such person has:

         (i)      Sole Voting Power:                 2,367,383

         (ii)     Shared Voting Power:               1,212,724

         (iii)    Sole Dispositive Power:            2,367,383

         (iv)     Shared Dispositive Power:          1,212,724

     Pursuant to the Exchange and Voting Agreement, the Reporting Person has agreed to vote all shares of Common Stock then beneficially owned in favor of the Transactions (as defined in the Recapitalization Agreement).

     (c) Transactions effected in the last sixty days:

          Not applicable.

     (d) Ownership of more than five percent on behalf of Another Person:

     To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities. Shares of Common Stock beneficially owned by Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum are separately reported by these individuals.

     (e) Ownership of less than five percent:

         Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     As described above, pursuant to the Exchange and Voting Agreement, the Reporting Person has agreed to exchange a portion of its shares of Common Stock for Preferred Stock of the Issuer prior to the Merger. This Preferred Stock will be converted into Common Stock of the Issuer as the surviving corporation in the Merger. Pursuant to this agreement, the


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CUSIP NO. 866948-10-2             13D                       PAGE 8 OF 8 PAGES


Reporting Person has also agreed to vote all shares of Common Stock beneficially owned by him in favor of the Transactions.


Item 7.  Material to be Filed as Exhibits.

              Exhibit 99.a                  Recapitalization Agreement
                                            dated as of September 20, 2000.
                                            Incorporated by reference to the
                                            Exhibits filed with Sunburst
                                            Hospitality Corporation's Current
                                            Report on Form 8-K dated September
                                            25, 2000.

              Exhibit 99.b Exchange and Voting Agreement dated as of September 18, 2000. Incorporated by reference to the Exhibits filed with Sunburst
                                            Hospitality Corporation's Current
                                            Report on Form 8-K dated September
                                            25, 2000.

              Exhibit 99.c                  Press Release dated as of
                                            September 20, 2000. Incorporated by
                                            reference to the Exhibits filed with
                                            Sunburst Hospitality Corporation's
                                            Current Report on Form 8-K dated
                                            September 25, 2000.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 25, 2000

/s/  Stewart Bainum
---------------------------
Stewart Bainum

/s/  Jane Bainum
---------------------------
Jane Bainum





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